Page 1 of 7 Pages

SCHEDULE 13D

CUSIP NO. 22662K108

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. ___)*

Crimson Exploration Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

                        22662K108

(CUSIP Number)

_________

Allan D. Keel

717 Texas Avenue, Suite 2900

Houston, Texas 77002

(Name, Address and Telephone Number of Person(s)

Authorized to Receive Notices and Communications)

           December 30, 2005

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 7 Pages

Page 2 of 7 Pages

CUSIP NO. 22662K108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allan D. Keel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 897,608 shares
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 0 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER: 897,608 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,608 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.05% (1)
14	TYPE OF REPORTING PERSON* IN

(1) Based upon 5,132,137 shares of Common Stock outstanding as of April 7, 2008.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 7 Pages

CUSIP NO. 22662K108

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Crimson Exploration Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 717 Texas Avenue, Suite 2900, Houston, Texas 77002.

Item 2. Identity and Background

Allan D. Keel (the “Reporting Person”) is a natural person whose principal business office is 717 Texas Avenue, Suite 2900, Houston, Texas 77002. The Reporting Person is a United States citizen. The Reporting Person is the President and Chief Executive Officer of the Company and a member of its board of directors. The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4 below.

Item 4. Purpose of Transaction

(a)            This Schedule 13D is being filed due to the vesting of employee stock options on February 28, 2006. On February 28, 2005, the Company entered into an employment agreement and stock option agreements with the Reporting Person in conjunction with the commencement of his employment with the Company. The Reporting Person received on February 28, 2005 options to purchase 270,000 shares of Common Stock at an exercise price of $9.70 per share, options to purchase 405,000 shares of Common Stock at an exercise price of $12.50 per share and options to purchase 540,000 shares of Common Stock at an exercise price of $17.00 per share. Each set of options vested and became exercisable with respect to 15% of the shares on the first anniversary of the grant date, 25% of the shares on the second anniversary of the grant date and 25% of the shares on the third anniversary of the grant date, and an additional 35% of the shares will become vested and exercisable on the fourth anniversary of the grant date, at which time each set of granted options will be fully vested and exercisable. The stock option grants were initially reported on a Current Report on Form 8-K of the Company filed on March 4, 2005 and on a Form 4 of the Reporting Person filed on March 2, 2005, as well as in subsequent Company filings.

(b) – (i) Not applicable.

(j)             The Reporting Person currently holds his interest in the Company for investment purposes. The Reporting Person intends to continuously evaluate the Company’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Company’s securities will be acquired by the Reporting Person or whether the Reporting Person will dispose of shares of the Company’s securities. At any time, additional shares of securities of the Company may be acquired or some or all of the shares of the Company’s securities held by the Reporting Person may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, the Reporting Person currently has no plan or proposal, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of his ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting

Page 4 of 7 Pages

CUSIP NO. 22662K108

Person may hold discussions with or make formal proposals to other members of management or to the Board of Directors of the Company, to other shareholders of the Company or to other third parties regarding such matters.

Item 5. Interest in Securities of Issuer

(a) and (b)           The Reporting Person beneficially owns 897,608 shares of Common Stock, which includes 65,980 shares of Common Stock held directly, 41,878 shares of Common Stock underlying 600 shares of the Company’s Series G Preferred Stock and options to acquire 789,750 shares of Common Stock that vested as follows: 182,250 shares on February 28, 2006, 303,750 shares on February 28, 2007 and 303,750 shares on February 28, 2008.

The Reporting Person’s current beneficial ownership represents approximately 15.05% of the shares of the Common Stock, based upon 5,132,137 shares of Common Stock issued and outstanding as of April 7, 2008, plus 789,750 shares of Common Stock which may be received upon exercise of options and 41,878 shares which may be received upon conversion of securities beneficially owned by the Reporting Person. The Reporting Person has sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by him.

(c)            Except as set forth herein the Reporting Person has not effected any transactions in shares of the Common Stock during the past 60 days. On April 3, 2008 and April 4, 2008, the Reporting Person acquired 500 and 480 shares of Common Stock, respectively, in open market purchases, at a price per share of $9.10 and $9.15, respectively, as previously reported on Form 4 by the Reporting Person.

(d)	None.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

In connection with the option and restricted stock awards granted to the Reporting Person, the Reporting Person entered into stock option agreements and restricted stock grant agreements. See Item 4(a) above for a summary of certain of the terms of the stock option agreements.

58,000of the 65,980 shares reported as directly owned by the Reporting Person were acquired pursuant to restricted stock grants previously reported on Form 4 by the Reporting Person and in Company filings. On March 3, 2006 the Reporting Person received, pursuant to restricted stock awards, 8,000 shares of Common Stock which vested on March 1, 2007. In addition, on September 28, 2007, the Reporting Person received, pursuant to a restricted stock award, 50,000 shares of Common Stock, which will vest in the following increments: 33% on the first anniversary of the grant date; 23% on the second anniversary of the grant date; 22% on the third anniversary of the grant date; and 22% on the fourth anniversary of the grant date.

Under the Reporting Person’s stock option agreements and restricted stock awards, in the event of a change of control, termination by the Company without cause or (in the case of the Reporting Person’s stock option agreement) termination by the Reporting Person for good reason, the Reporting Person’s unvested options and unvested restricted stock will become fully vested and, in the case of options, exercisable with respect to 100% of such shares, resulting in the vesting of 425,250 shares of Common Stock. In the event of death or disability, the Reporting Person will be deemed to have served until the next anniversary of the grant date following the date of his death or permanent disability, resulting in the vesting of 425,250 shares for the Reporting Person, assuming a 2008 event.

Page 5 of 7 Pages

CUSIP NO. 22662K108

As previously reported on Form 4 by the Reporting Person and in Company filings, pursuant to a Subscription Agreement dated February 28, 2005 (the “Subscription Agreement”) OCM GW Holdings, LLC (“Holdings”) sold 4,300 shares of the Company’s Series G Preferred Stock at a price of $500 a share (the same price at which Holdings acquired the shares) to a limited number of individuals consisting of management and related or affiliated parties, including 600 shares to the Reporting Person. The Reporting Person was subject to restrictions on transfers of his shares of Series G Preferred Stock for a period of two years from the purchase date, and is currently, together with the other purchasers, subject to a right of first offer in favor of Holdings, but not with respect to shares of Common Stock received upon conversion, and the purchasers are required to convert their shares to Common Stock when Holdings and its affiliates convert their shares into Common Stock in the same proportion as Holdings and its affiliates. The purchasers, pursuant to the Subscription Agreement, were granted tag-along rights in the event of sales by Holdings or its affiliates of Series G Preferred Stock, and Holdings and its affiliates, pursuant to the Subscription Agreement, were granted drag-along rights in the event of sales of Series G Preferred Stock by Holdings or its affiliates.

In addition, as previously reported in Company filings, in January 2005 the Reporting Person received warrants to purchase 30,000 shares of Common Stock at $0.01 per share in connection with a loan to the Company in January 2005 (which was subsequently repaid in February 2005), which was exercised in October 2007, as previously reported on a Form 4 by the Reporting Person.

The description contained in this Item 6 of the Subscription Agreement, stock option agreements, restricted stock award agreement and warrant agreement are qualified in their entirety by reference to the full text of the foregoing, which are incorporated herein by reference and filed as exhibits hereto.

Item 7. Material to be Filed as Exhibits

99(a)	2005 Stock Option Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)
99(b)	Form of 2005 Stock Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.6 of Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005)
99(c)	Form of director and officer restricted stock grant (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on July 21, 2005)
99(d)

Form of executive officer restricted stock grant for grants outside the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed August 7, 2007)

99(e)

Employment Agreement between Allan D. Keel and the Company, dated February 28, 2005 (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)

99(f)	Form of Warrant Agreement (incorporated by reference to exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)
99(g)

Subscription Agreement among OCM GW Holdings, LLC, Allan D. Keel and those individuals listed on the signature page thereto, dated February 28, 2005 (incorporated by reference to Exhibit 99(c) to the Schedule 13D, Reg. No. 005-54301, filed on March 10, 2005)

CUSIP NO. 22662K108

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 1, 2008

/s/ Allan D. Keel
Allan D. Keel

Exhibit Index

Name of Exhibit

99(a)	2005 Stock Option Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)
99(b)	Form of 2005 Stock Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.6 of Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005)
99(c)	Form of director and officer restricted stock grant (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on July 21, 2005)
99(d)

Form of executive officer restricted stock grant for grants outside the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed August 7, 2007)

99(e)

Employment Agreement between Allan D. Keel and the Company, dated February 28, 2005 (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)

99(f)	Form of Warrant Agreement (incorporated by reference to exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)
99(g)

Subscription Agreement among OCM GW Holdings, LLC, Allan D. Keel and those individuals listed on the signature page thereto, dated February 28, 2005 (incorporated by reference to Exhibit 99(c) to the Schedule 13D, Reg. No. 005-54301, filed on March 10, 2005)